August 10, 2015

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

Re: Axalta Coating Systems Ltd. Registration Statement on Form S-1 File No. 333-205653

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that the number of Preliminary Prospectuses dated August 10, 2015 that will be furnished to 14 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others on the date hereof will be approximately 5300.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Eastern time, on Tuesday, August 11, 2015 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

As Representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Joshua Li
Name:	Joshua Li
Title:	Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ Stephen Lambrix
Name:	Stephen Lambrix
Title:	Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey Paul
Name:	Geoffrey Paul
Title:	Managing Director